             [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]









                                                                January 11, 2007

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America


RE:  CHINA EASTERN AIRLINES CORPORATION LIMITED
     Form 20-F for the fiscal year ended December 31, 2005
     Filed July 7, 2006, File No. 001-14550
     -----------------------------------------------------



Dear Mr. Humphrey:

     This is in response to the comment letter from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 1, 2006, relating to (i) the annual report on Form 20-F of China Eastern Airlines Corporation Limited (the "Company") for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") and (ii) the Company's response letter, dated November 28, 2006, relating to the Staff's first comment letter, dated October 30, 2006. On behalf of the Company, I wish to thank you and the other members of the Staff for taking the time to review the 2005 Form 20-F and the Company's prior response letter and for providing us with your additional helpful comment.

     Our response to the Staff's comment is as follows. For your convenience, we have included the Staff's comment in this response letter in italicized form and keyed our response accordingly. The page number references in our response are to the 2005 Form 20-F. We will submit a copy of this response letter as "correspondence" via EDGAR.
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Mr. David R. Humphrey
Page 2

FORM 20-F (FISCAL YEAR ENDED DECEMBER 31, 2005)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 34

CRITICAL ACCOUNTING POLICIES: MAINTENANCE AND OVERHAUL COSTS, PAGE 47
AND
NOTE 2(g) MAINTENANCE AND OVERHAUL COSTS, PAGE F-18


1. We have reviewed your response to prior comment 1 and we believe that FASB Staff Position No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," (the "FSP") is applicable to both leased as well as owned aircraft and engines. Notwithstanding that the FSP does not amend paragraphs 3.66 and 3.67 of the existing AICPA Industry Audit Guide, "Audits of Airlines" (the "Audit Guide"), these paragraphs do not distinguish between the type of accounting method to be chosen for leased versus owned aircraft and engines, but rather requires that one of the acceptable methods, as described under the newly amended paragraphs 3.69 through 3.73 in the FSP, be applied. Thus the accounting method adopted is not specific as to whether the aircraft and engines are leased rather than owned. We believe the accounting for major overhauls for leased aircraft and engines are within the scope of the FSP, and that for U.S. GAAP purposes, your continued use of the accrual method would represent a reconciliation difference in the financial statements prepared under U.S. GAAP, upon the effective date of the FSP. Please confirm that you will comply or advise in detail.

     Response:

     The Company notes the Staff's comment and will adopt, for U.S. GAAP purposes, the direct expensing method of accounting for its major overhauls for aircraft under operating leases in accordance with FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, effective January 1, 2007.

         Given the accrual method of accounting is applied under IFRS to account for the Company's major overhauls obligations for aircraft under operating leases, the Company will report a GAAP difference in the U.S. GAAP reconciliation note to its consolidated financial statements for the fiscal year ending December 31, 2007.

                                      * * *

     In connection with responding to the Staff's comments, the Company hereby acknowledges that

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. David R. Humphrey
Page 3

     o the Staff's comments or changes to disclosure in response to the Staff's comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
Page 4

     Should you have any questions or wish to discuss the foregoing, please contact Nian Zhou (Investor Relations, Office of the Secretary of the Board of Directors) at 86-21-5113-0922.

                                        Sincerely,
                                        /s/ LUO Weide
                                        ---------------------------------------
                                        LUO Weide
                                        Chief Financial Officer




cc:     Lyn F. Shenk
        Beverly A. Singleton
        (Securities and Exchange Commission)

        Nian Zhou
        (China Eastern Airlines Corporation Limited)

        Jack Li
        Frederick Mang
        (PricewaterhouseCoopers)

        Chun Wei
        Xiaodong Yi
        Liu Fang
        (Sullivan & Cromwell LLP)